UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: June 13, 2007

Commission File Number: 0-31481

ASTRIS ENERGI INC.
(Translation of registrant’s name into English)

2175-6 Dunwin Drive, Mississauga, Ontario, Canada
(Address of principal executive office)

Registrant’s telephone number, including area code: (905) 608-2000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following is included in this report on Form 6-K:

Description:
On June 12, 2007, the company filed the material change report attached hereto as exhibit 99.1 with Canadian Securities Authorities. The material change report was filed in connection with the execution of the asset purchase agreement attached hereto as exhibit 99.2.

Exhibits.
(d)	Exhibits.

Exhibit No.	Description

99.1	Material Change Report dated June 12, 2007

99.2	Asset Purchase Agreement with MKU Canada Inc. dated June 5, 2007

This Form 6-K is hereby filed and incorporated by reference in the Company’s Registration Statements on Form S-8 (File No. 333-137312) and Form F-3 (File No. 333-134985)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Astris Energi, Inc.

Date: June 13, 2007	By:	/s/ Jiri Nor
Title : President & CEO

Astris Energi, Inc.

Date: June 13, 2007	By:	/s/ Anthony Durkacz
Title : Chief Financial Officer